UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras launches new natural gas sales products to the market

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Rio de Janeiro, May 3, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that it has approved new contractual models for the sale of natural gas to distributors. The company will offer, in addition to the existing models, indexed to Brent oil price, a pricing alternative with less volatility, without giving up the alignment with international prices. The new model will be indexed to Henry Hub prices, a widely used reference that serves as a benchmark for new liquefaction projects in the USA. The new formula will still be negotiated with customers and will not necessarily imply material impacts on prices. In addition, there will be no changes in the transportation portion of the gas price.

The studies for offering these new contractual models began in 2020 and are part of the change process started in 2019. In addition to address the needs of our customers, the studies were motivated by the proximity of the term expiration of non-thermoelectric contracts (with a large part of it already discontracting as of 2022), by indexing to the Henry Hub in public calls for local gas distributors and by the prospect of a more competitive environment, where Petrobras seeks to offer products and solutions with greater competitiveness to maximize the company's results.

In the current market context, a new competitive dynamic is expected with the perspective of the acceleration in the opening of the natural gas market. With the objective of renewing Petrobras' natural gas sales agreements, new products have been developed that will favor consumption-based contracting, having as differentials options of contractual terms, including the alternative of agreements with longer terms, less flexibility in consumption and, in return, more favorable price conditions than the current products in Petrobras' portfolio. The products will also allow greater freedom of choice to customers, to the extent that they present different indexations of the molecule portion, with two options of this parameter, one with a gas-gas indexer (Henry Hub) and the other to Brent oil. The choice can be made at the customer's discretion, meeting the market demand for more flexibility in pricing formulas. The pricing formula will be announced as soon as commercial negotiations are concluded.

The natural gas market in Brazil is in the process of opening up, encouraging competition, with the entry and consolidation of new players in all links of the value chain. Aligned to this movement towards market opening, the company will offer its customers the option to better manage their gas purchasing portfolios, not only with respect to pricing, but also regarding contractual terms, to the extent that they will be able to select horizons of 6 months and 1 to 4 years, in a way that is more adherent to their needs. The portfolio of products offered will allow customers to match consumption seasonality and meet occasional opportunities for a shorter term (products of 6 months or 1 year) and contract base products for a slightly longer term, with greater stability of consumption.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Gas-gas agreements

One of the best-known gas-gas indexes is the Henry Hub price. It is a physical hub (a kind of gas pipeline junction with access for innumerable gas buyers and sellers, who can freely trade among themselves, thus generating, at each moment, an equilibrium price, resulting from these various negotiations) located in the Gulf of Mexico region in the United States. The Henry Hub has high liquidity, transparency in pricing and trading in an exchange environment. In addition, with the beginning of LNG exports from the United States as of 2016, Henry Hub started to be widely used as a reference in new long-term international LNG agreements from the United States.

Considering all these aspects, Petrobras has chosen the Henry Hub as the gas-to-gas indexer for its new products. Considering the history of the last few years, this is also a more stable and predictable benchmark, and will therefore offer an additional option for customers who value these attributes.

Current agreements remains as option for customers

The new gas-gas model will be offered as an option to current agreements, which associate the prices of the gas molecule to the Brent oil price and the exchange rate, and which came into force in January 2020. This contractual modality based on Brent transfer more directly the variations in the international markets, both reductions and increases. With this formulation, Petrobras sought greater simplicity, transparency, and reduced risk of misalignment of prices with the structural parity of LNG imports, as well as other substitute energy sources. Brent is a highly liquid price marker and widely used in long-term agreements in the global LNG market.

The characteristics of these agreements were quickly perceived over the past year when they came into effect. From December 2019 to October 2020, gas prices in dollars were down more than 48%. With the commodities recovered in the following months, the gas prices also recovered. Even with the update this May, the price of gas at the city-gate (where Petrobras sells gas to distributors) remains about 8.6% below the December 2019 level, keeping gas competitive with the main substitute fuels.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer